SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2005

REUTERS GROUP PLC

(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes      No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)
Dated: February 9, 2005	By:	/s/ Nancy C. Gardner

13 January 2005.

Reuters Group PLC — First Quarter Recurring Revenue Guidance

London – Reuters reports today that it expects the steady recovery in its recurring revenues to continue into Q1 2005, with underlying recurring revenues for the quarter likely to decline by around 1.5%, compared to a decline of 8.4% in the equivalent quarter last year.

The key lead indicators of recurring revenue performance are subscriber sales and cancellations. While subscriber cancellations exceeded new sales in the fourth quarter, net cancellations showed a considerable improvement compared to the equivalent quarter in 2003, reflecting Reuters continuing emphasis on upgrading its products and service.

Tom Glocer, Reuters Group Chief Executive, said: “I am pleased that our steady progress toward positive revenues remains on track.”

Notes to Editors

Reuters gives guidance on recurring revenues, which account for over 90% of Reuters core revenues (excluding Instinet). Guidance is given on an underlying basis i.e. excluding the effects of acquisitions and disposals since 1 January 2004 and at constant currency rates.

There is an important timing difference between subscription sales / cancellations and subscription (recurring) revenue. Reuters recognises a sale on signature of a contract with a customer and registers a cancellation when notified by a customer. Revenue is recorded when a sold product is installed or a cancelled product removed, a process which typically takes between one and three months.

More detail on Reuters recurring revenue model can be found in the Financial Data section of www.about.reuters.com

Contacts

Investors

Miriam McKay
Tel: +44 (0) 207 542 7057
miriam.mckay@reuters.com

Press – UK

Johnny Weir
Tel: + 44 (0) 207 542 5211
johnny.weir@reuters.com

Press – USA

Stephen Naru
Tel: +1 646 223 7728
stephen.naru@reuters.com